September 4, 2025

Scott Troeller
Chief Executive Officer
OTG Acquisition Corp. I
12003 Cielo Court
Palm Beach Gardens, FL 33418

        Re: OTG Acquisition Corp. I
            Registration Statement on Form S-1
            Filed August 25, 2025
            File No. 333-289828
Dear Scott Troeller:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on August 25, 2025
Summary
Our Sponsor, page 17

1. Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K. Management, page 139

2. Please revise to clarify the business experience during the past five years for Joseph
       Dunfee including the nature of the responsibilities undertaken by him while at
       InfaNext Partners, Blue Mountain Capital Management, etc. and the periods during which he was employed by each entity. We also note the October 2022 press release by SMC Infrastructure Partners indicating that Scott Troeller and Joseph Dunfee
 September 4, 2025
Page 2

       joined SMC Infrastructure Partners as Co-Chief Executive Officer and EVP

       Acquisitions, respectively. Please revise or advise accordingly. Refer to Item 401(e)
       of Regulation S-K.
Exhibits

3.     Reference is made to the consent from your independent auditors filed as
Exhibit 23.1
       where such consent indicates the independent audit report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit report presented on page F-2. Please clarify or revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Daniel L. Forman, Esq.